English Translation

Exhibit 99.5 - Translation of Pansoft Company Limited Application for Registration as Special Purpose Vehicle

The following document is the application launched by Pansoft Company Limited in September, 2007 for registration as special purpose company, and is kept in this office.

Capital Project Section
Shandong Branch, China State Foreign Currency Administration
(Seal)
07/22/2008

English Translation

Foreign Exchange Registering Application for Overseas Investment
September 5, 2007

Shandong Provincial Administration of Foreign Exchange:

My name is Wang Hu, herein I and the 69 natural persons who commissioned me as their agent are the residents within the territory of China, among them 68 are citizens of PRC and the other one, citizen of Australia. We are the actual controllers of majority equity of Pansoft (Jinan) Co. Ltd (hereunder referred to as “Company” for short) and are the founders, managers and core staff of the Company without exception.

Founded in September 28, 2001 and with the registered office located in the third floor of QiLu Soft Park Mansion, Jinan High-tech Industrial Development Zone, as a software & high-tech enterprise authenticated by the government, Pansoft (Jinan) Co. Ltd is engaged in the business of software development. For the sake of empowering Company bigger & stronger, marching the products into international market, transacting merger & combination utilizing international capital market and making full use of overseas capital, we hope to form a financing platform by means of establishing a special purpose company with the national encouragement and policy supporting as prerequisites.

I	Company’s basic situations

1、	Company profile:

Company name: Pansoft (Jinan) Co. Ltd
Enterprise nature: Solely Foreign-Invested Enterprise
Registered capital: RMB 15 million yuan.
Company shareholders: Pansoft Company Ltd. Share ratio: 100%
Registered address: The third floor of QiLu Soft Park Mansion, Jinan High-tech Industrial Development Zone, Jinan City.
Business scope: The development, sales and counseling of product involving computer software and information system.
Employee number: 120 persons
Contact person: Zhao Wei
Contact phone: +531 88871159ô88871161
Fax: +531 88871164
E-mail: zhaowei@pansoft.com.cn
Corporate websites: www.pansoft.com.cn

•	Company is the high-tech enterprise and software enterprise authenticated by the Chinese government.
•	Passed the ISO-9001 2000 authentication and possesses the registered trademark as Pansoft and many items of software copyrights.
•	Lots of research projects are funded by the Innovation Fund of Medium or Small Enterprise of Ministry of Science and Technology
•	The top-ten manufacturer with most rapid progressive rate chosen through appraisal by China Software Industry Association and ERP world.net
•	The 2006Title of Shandong Leading Enterprise of Software Industry chosen by Shandong Provincial Software Industry Association
•	The 2006Title of Trade Union Advanced Collective granted by the Trade Union of Jinan High-tech Industrial Development Zone,
•	The 2006 Title of Best Root CPC Party Organization granted by the CPC Party Working Committee of Jinan High-tech Industrial Development Zone,
•	The 2006 Title of Excellent Enterprise of QiLu Soft Park

2、	Description of Company business

The business of Company can be divided into two parts.

One part is Company’s business relating to petroleum and petrochemical industry of China, which accounts for more than 70% of corporate income at present and with a steady growth of over 30% annually. Simultaneously the products formed in aforesaid industry are marketed to other large enterprise groups.

Other business is oriented to the informatization of medium or small enterprises. Presently Company has developed the product featured as ERP business component developing platform, i.e. PanSchema driven by model. Relay on this product and ground on the SaaS business mode of Internet, Company gains prodigious advantages in the contest for valuable cooperative partners, impacts the traditional ERP market, in addition Pansoft will march into the international market and gain rapid growth.

Company’s main clients of petroleum and petrochemical industry:

➢	China National Petroleum Corporation (CNPC)
CNPC is a leading and integrated energy company worldwide and gathers the upstream and downstream business involving petroleum & natural gas, oil & gas fields engineering servings and the manufacturing & supplying of petroleum materials & equipments in an integral whole, which ranking 9 among the top 50 petroleum companies worldwide.

➢	China Petroleum Company Ltd (PetroChina)
Petro China is a large & comprehensive petroleum enterprise and the top ones enterprises when considering the sales income, in addition she has been listing and trading at New York Stock Exchange & Hong Kong's Stock Exchange.

➢	China Petrochemical Corporation (Sinopec Group)
As a large state-owned enterprise, she employs herself in industrial investment& investment management, the exploration, exploitation, storage and transportation (including pipeline transportation) of petroleum & natural gas, refining, marketing and comprehensive utilization of petroleum.Sinopec ranks 31 among the world’s largest 500 corporations in 2004 as per Fortune.

➢	China Petroleum & Chemical Corporation (Sinopec Corp.)
Sinopec Group is a large and comprehensive petroleum company of China and has been listing and trading at Hong Kong's Stock Exchange (0386), New York (SNP), London (SNP) and Shanghai (660028).

➢	The subordinate enterprises of foregoing enterprises, such as:
China Petroleum Pipeline Engineering Corporation
Shengli Petroleum Administration Bureau
Daqing Petroleum Administration Bureau
Central Plain Petroleum Administration Bureau
Xinjiang Petroleum Administration Bureau
Oriental Geophysical Bureau affiliated to Changqing Petroleum Administration Bureau
……
Shandong Petroleum Company
Jiangsu Petroleum Company
……

Presently Company’s typical projects in petroleum and petrochemical industry

The primary checking project for PetroChina with a contract price of RMB 15 million yuan, which endows the thousands of units of PetroChina with centralized financial management and honored as the unparalleled product by Ministry of Finance, which facilitated the accounting innovation, thus arousing the attention of domestic large-scale enterprise groups and has already formed the external hanging software products of SAP.

➢	The refueling card administrating project of CNPC
As the function expansion of Credit Card System of ICBC, this project may help CNPC, VISA and Master with providing more abundant information servings to the institution users.

➢	The plan and statistics project of PetroChina
This software, based on the SAP business data gathered and utilizing the function of Oracle, is used to extent the plan and statistics of Group. For the moment the project has finished its pilot work and another one or two years are needed to fulfill its extension work.

➢	Data-intelligent management and report system of Sinopec Group
This project deals with the extension software for SAP and other application softwares and has been taken as the basic platform for all the informatization projects of Sinopec Group.

The projects relates to the subordinate enterprises of the large-scale oilfields, such as the software involving bank and enterprise's mutual linkage, which has been used around Shengli Oilfield.

Company’s business treats of the informatization of medium or small enterprises.

Company’s clients outside petroleum and petrochemical industry.

➢	Domestic:
•	The ERP system of Shandong Hualie Group
•	The ERP system of Jinan Hanzhang paper company ltd
•	The ERP system of Shanxi Weiqida Pharmaceutical Company
•	The ERP system of Shandong Printing Goods and Materials Company
•	The ERP system of Jinan Great Wall Refinery (local small oil refinery enterprise)
•	Management system of Fushun petrochemical materials
•	Capital construction materials management system of Shanxi Luneng Jin Bei Aluminium
•	Materials management system of Jilin Petrochemical
•	Warehouse Management System of Bingzhou Chemical Group, Shandong
……
➢	America:
MountainEast ERP, which is jointly developed by Company’s ERP business component developing platform driven by model and LX Computing, a cooperative partner from America, and oriented to apparel industry. This product is demanded by our American cooperative partner and being extended presently.

Company’s various software products, with autonomous copyright, oriented to the information market of medium or small enterprises.

➢	Enterprise’s centralized accounting financial software PanFIS÷
➢	Integrated data intelligent management platform softwareøPanBI÷
➢	Heterogeneous data exchanging platform softwareøPanXI÷
➢	Materials management system
➢	ERP business component developing platform driven by model. (PanSchema)

3,	Development prospect of Company's business

A)	By means of increasing investment, we devote to the consolidation and expansion of business scale in petroleum and petrochemical industry of China。

➢	Expand business abroad corresponding to PetroChina & Sinopec Group’s expansion.
➢	March towards the potential business of group companies, such as internal process controlling and risk controlling
➢	Devote to the various business relating to external hanging SAP
➢	Were there comes the success of one specific business among the Four Large companies , then expanding it towards the other three companies
➢	Devote to the expansion oriented to the regional companies of the subordinate enterprises of Four Large companies.
B)	Promote the scales of extended products of SAP and Oracle, customized software and servings (aiming at other large-scale enterprises)

The application problems relating to SAP and Oracle software are gradually emerging with their popularization in China. For example, they are not accord with the Chinese enterprises’ application habits; they cannot fulfill the enterprises’ individualized demands and the demands involving flexibility and using kind easily and so on. In addition some enterprises, using SAP as their core software, will purchase and take the domestic software as the accessorial tools, thus resulting in a lower system cost. With the emergence of those demands, there comes a market aiming to provide the extended products of SAP and Oracle, customized software and servings. Thanks to the comparatively earlier purchase and use of SAP software by several large-scale companies of petroleum and petrochemical industry, our Company had marched into this market comparatively earlier during her cooperation with aforesaid large-scale companies and possessed a dominant position resulting from earlier entrance. And presently we had already formed the following products:

➢	Group accounting software that could be matched with external hanging SAP (as well as single use)
➢	General report and query software that could be matched with external hanging SAP.
➢	Business intelligence software that could be matched with external hanging SAP.
➢	Heterogeneous data exchanging platform software aiming to SAP, Oracle and other domestic mainstream management software
➢	Planning statistics software that could be matched with external hanging SAP.
➢	The implementation of SAP and the development of ABAR

C)
Rely on the products featured as ERP business component developing platform driven by model to cosmically marches into the giant information market of medium or small enterprises. As per the reporting of Analysis International there are RMB 5.95 billion yuan has been invested in Chinese manufacturing information industry which resulting in a increase of 12.69% compared with the same period of last year. 63% are medium or small enterprises among the 5.5 million enterprises and 62% of which have not fulfill the information (IDC).

IBM in her Chinese enterprise informatization white paper alleged that the information course of Chinese enterprises is still resting on its primary stage and one important reason contributes to the aforesaid situation is the company’s comparatively higher individual demands when they deeply applying software, and those individual demands result from the diversity of industries, the different stages of enterprise development , the variations of enterprise scales and the caprices of manage flow. Those features are especially outstanding among medium or small enterprises, whereas the cost for secondary development is held at high price among the traditional ERP software suppliers. So IDC in her reporting of 2006 reckons the platform, integration and customization of ERP software for the developing trend.
And PanSchema, one product of Company, is a kind of product aiming to foregoing market demand. The technical content of this product is high thus leading to a high technical barrier. During the developing course, we had been funded by the Innovation Fund of Medium or Small Enterprise of Ministry of Science and Technology for twice, in addition we have formed various cooperation relationships with universities and overseas cooperative partners and further studied the relative products of foreign countries.
Presently the products developed by means of this platform have marched into the markets at home and abroad.

4,	Organization structure of Company

The Company equipped with the board of directors which is consisted of five persons, one is appointed by Baring and the others were elected by the shareholders, and one supervisor (union chairman of Company). All of them are employees of Company. The board of directors elected Wang Hu as chairman of the board and appointed Lin Guoqiang as the general manager.

Company is equipped with four departments, namely the Petroleum and Petrochemical department, ERP department, financial department and administration & HR department.

II、Brief introduction to the applicants

The applicants are the entrepreneurs, managers and backbone staff's of Company.

Profiles of the entrepreneurs:

Wang Hu: Chinese citizen with the ID card number 370102195007053717. He is chairman of the board and his actual share holing ratio is 16.47%. the research fellow relating to Applied Engineering and the expert among Shandong provincial 863 information panel; Once he had been holding the post as the vice president & chief engineer of Langchao Group; He is the part-time professors and Postgraduate Tutorial Staff of Shandong university, Shandong normal university and Hefei university of technology, also he is the committee member of management science and engineering subject direction committee of Ministry of Education; the vice chairman of business association of Jinan High-tech Industrial Development Zone, the representative of the ninth CPC party congress of Jinan City.

Lin Guoqiang: Chinese citizen with the ID card number is 370102196812042994. He is the general manager and his actual share holing ratio is 16.47%. Company’s director; once he had been holding the post as the vice general manager of Shandong general software company of Langchao Group and was recommended as the leading personality in 2006 by Shandong Office of information industry and Shandong software trade association. He and Wang Hu had been jointly established and managed company for around 17 years and accumulated abundant experiences. in the beginning of 90's they cooperatively originated the Shandong general software company of Langchao Group, and led the team to developed an excellent financial software with the trademark as “Guoqiang”, identical to his name, and this software has once held one of the first three posts among domestic financial software market. At present he is the senior administrant & consulting personality of petroleum and petrochemical industry, also he is the chief engineer of the largest & most complicated domestic centralized accounting software, namely the centralized accounting software of PetroChina.

Zhang Tingbing: Chinese citizen with the ID card number is 370303197609083315. He is the vice general manager of Company’s Petroleum and Petrochemical department and his actual share holing ratio is 3.13%. He is the director of Company and has 11-years development experiences, and as the senior administrant personality, he has been responsible for lots of major software development projects.

Song Huawen: Chinese citizen with the ID card number is 650300197406153410. He is the general manager of Company’s ERP department and his actual share holing ratio is 3.13%. He is the director of Company and EMBA of Cheung Kong Graduate School of Business. Aided with the 11-years experience in software development, management consulting and market management, he is the Company's senior manager.

Feng Xuewei: Chinese citizen with the ID card number is 37062419760124481X. He is the vice general manager of Company’s Petroleum and Petrochemical department and his actual share holing ratio is 1.77%. He is the director of Company. Aided with the 11-years experience in software development, he is the senior manager who has responsible for lots of oilfield management software developing projects.

Shi Lianshan: Chinese citizen with the ID card number is 370322197408154215. He is the general manager of Company’s Petroleum and Petrochemical department and his actual share holing ratio is 1.77%. He is the supervisor and union chairman of Company. He is the senior manager with 11-years software technology supporting and management consulting.

Aforesaid are the profiles of board members and supervisor of Company. Since the Company has implemented the incentive plan by means of employee stock ownership, so the actual stockholders is 66 persons who are the formal employees of Company featured as their labor contracts signed with Company, also they are the entrepreneurs, managers and backbone staff's of Company at the initial stage of Company. The employee leaving Company is demanded to withdraw his shares, which will be negotiated and purchased by other shareholders.

In view of the quantity of applicants, other applicants’ profiles are enclosed in the attachment.

III,	Background about establishment of the special purpose company

The following are several stages for the long procedure of establishing the special purpose company:

1,	Origin of Timemaker (switched to Pansoft later) and Timesway

Two shell companies registered under BVI with unknown establishing date, Timemaker (switched to Pansoft in 2006) and Timesway, were purchased around the end of 2001 with respective purchasing price13,580 HK dollars. Purchased Shell companies are under complete commission management by Hong Kong Chinese Secretary Enterprise Management Co. Ltd. with shareholder changed to Wang Hu. There has been no capital input or business execution since purchase.

These Shell companies have been under the name of Wang Hu without any change. Management fee has been paid by Pansoft (Jinan) Co., Ltd. since Wang Hu joined Pansoft at the time that Pansoft was still a comparatively small company with net asset about 500,000 - 4,000,000 RMB and it could not be predicted whether financing, listing would be possible or where to finance and where to list. It has been merely kept as a resource since the commission fee is low (5,000 RMB per month for each company). There is no any relation between Timemaker, Timesway and Pansoft (Jinan) Co., Ltd.

Pansoft (Jinan) Co., Ltd. is registered in Sept. 2001 with registered capital 500,000RMB, Lin Guoqiang as legal representative, and company nature of private enterprise.

2,	Second stage, Baring joins to help financing with merely purchasing domestic enterprises without round-trip investment

Time June 2006 - August 2007

During this stage, Baring Private Equity Asia joins as a financing consultant company to help us to purchase domestic companies and look for investors without round-trip investment. Meanwhile, Baring and the shareholders of Pansoft (Jinan) Co., Ltd. agreed that the purchasing fund and commission of Baring will take 5.88% equity of the special purpose company after investors are found.

First, Partner of Baring and natural person from Hong Kong, Mr. Conrad Tsang, on behalf of Wang Hu, controls the shell company, Timemaker, as individual shareholder in 2006, and switched name to Pansoft.

In Jun. 2006, Baring invested capital to this shell company and purchased the total equity of Pansoft (Jinan) Co., Ltd. with cash.

Purchase method: equity transfer, namely all shareholders transfer 100% of their equity to purchase party
Shareholders before purchasing: Lin Guoqiang, Ren Jialin, Zhang Tingbing, Yang Huamao, Wang Hu. They are all domestic natural persons and citizens of China.
Transfer price: The audited net asset of 3,169,600 RMB is taken as transfer price;
Settlement of exchange: Purchase party will remit foreign currency 400,200 US dollars after being approved by Shandong Exchange Office. Total consideration is 396,000 US dollars. Authorization document settlement of exchange: J370000200660057.

Equity structure of the enterprise with sole-foreign capital after purchase is as following:

3,	The third stage, switch to special purpose company after investors are found

Time Aug. 2007 -
Stocks are issued by Pansoft to Baring and Timesway to switch Pansoft to special purpose company with round-trip investment.

Two pieces of stocks were sent on Aug.24, 2007 after being issued by Mr. Conrad Tsang in Jun. 2007. Total 5,000,000 were set up by Pansoft Company Ltd. with 2 US dollars for book price per share; 2,500,000 shares of stocks were issued and distributed as following: Baring Private Equity Asia holds 147,000 shares which take 5.88% of issued shares; Timesway Group Limited holds 2,353,000 shares which take 94.12% of issued shares. Mr. Conrad Tsang no longer holds any share of Pansoft. Please refer to documents along with this application for details about issued stocks.

The total market value of Pansoft Company Ltd. after commuting in accordance with purchase price and issued shares is 6,734,700 US dollars, namely 396,000 US dollars/ 5.88% = 6,734,700 US dollars, among which Baring holds 5.88% with market value 396,000US dollars; Domestic natural persons indirectly hold 94.12% through Timesway with market value 6,338,700 US dollars.

Equity structure of the special purpose company after switching is as following:

Pansoft (Jinan) Co., Ltd.: the special purpose company of China with round-trip investment by future’s invested capital. It is a sole-foreign capital enterprise with 100% shares held by overseas Pansoft Co., Ltd. registered at the British Virgin Islands.

Pansoft Company Ltd.: a special purpose company registered at the British Virgin Islands with 100% shares held by Pansoft (Jinan) Co., Ltd.; Pansoft Company Ltd. set 5,000,000 shares with 2 US dollars of book price for each share; 2,500,000 shares of stocks were issued to its respective shareholders: Baring Private Equity Asia holds 147,000 shares which take 5.88% of issued shares; Timesway Group Limited holds 2,353,000 shares which take 94.12% of issued shares.

Baring Private Equity Asia: overseas investor; It holds 5.88% shares of Pansoft Company Ltd., therefore indirectly holds 5.88% shares of Pansoft (Jinan) Co., Ltd.;

Timesway Group Limited: a special purpose company registered at the British Virgin Islands which holds 94.12% shares of Pansoft Company Ltd., therefore indirectly holds 94.12% shares of Pansoft (Jinan) Co., Ltd.; Its current shareholder is Chinese citizen Wang Hu, a domestic natural person entrusted by domestic natural person; therefore, the domestic natural person (applicant) indirectly holds 94.12% shares of Pansoft (Jinan) Co., Ltd.;

4,	The fourth stage, financing fund arrives, round-trip investment enters the company

Pansoft Company Ltd. will complete the following private placement in accordance with signed agreement (refer to annex): the company newly issues 5,263.2 shares of common stock to Canadian Tangent Capital with 760 US dollars per share and raises 4 million US dollars; issues 1,315.7 shares of common stock to Japan OBC with 760 US dollars per share and raises 1 million US dollars. The raised 5 million US dollars will be round-trip invested to Pansoft (Jinan) Co., Ltd. through Pansoft Company Ltd.

Equity structure of the company after the arrival of round-trip investment fund:

XI,	Listing plan

Pansoft Company Ltd. plans to be listed at Toronto Stock Exchange by qualified Transaction with Capital Pool Company after round-trip investment fund arrives.

Equity structure after listing is as following:

In accordance with document [2005] No. 75, "Circular on question concerning foreign exchange management on overseas financing and round-trip investment through overseas special purpose company by domestic citizens”, I and other 66 natural persons who entrusted me need to register for foreign exchange of overseas investment and hereby apply to Exchange Office for registration formalities for foreign exchange of overseas investment.

I here declare that all capital to be invested to overseas company complies with legal laws of China and registration country and tax liability as a Chinese citizen without legal crime activities like escaping foreign exchange, foreign exchange fraud or money laundering. And I will take all legal liabilities for any false statement .

(Signature of applicant and list of shareholder.)